November 3, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:   National Beverage Corp.

Form 10-K for the Fiscal Year Ended April 29, 2023

Filed June 28, 2023

File No. 001-14170

Dear Mr. Purcell and Ms. Dorin:

This letter is being provided on behalf of National Beverage Corp. (the “Company” or “we”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 24, 2023 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2023 (the “2023 Form10-K”).

The text of the Staff’s comments is included in bold and italics for your convenience. The Company’s response is set forth immediately below each comment.

10-K for the Fiscal Year Ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.	We note your response to prior comment 1 and reissue it in part.

●	Please explain how you evaluate climate-related regulations and business trends, and describe your analytical procedure in determining that you have not observed, in any quantifiable manner, each of the indirect consequences of climate-related regulations or business trends for which disclosure was not deemed necessary.

Response:

Our analytical procedures to evaluate the risks associated with the indirect consequences of climate-related regulations consist of monitoring proposed and enacted legislation at the federal level and the various states in which we conduct business. When regulatory changes that impact or could potentially impact our business are identified, management estimates the potential capital and operating costs required for compliance. To date, these expenditures have not been material and the Company is not aware of any pending legislation which will require a material increase in capital or operating expenditures.

Our analytical procedures to evaluate the indirect consequences of climate-related business trends are included in the following response.

●

In addition, describe your analyses in concluding that to date you had not experienced a material impact on your operations due to being perceived as inattentive to the risks of climate change and/or unresponsive to increasing demands for information and action by various stakeholders.

Response:

As set forth in our October 12, 2023 letter, the Company has not to date experienced, in any quantifiable manner, a material impact on its operations due to being perceived as inattentive to the risks of climate change and/or unresponsive to increasing demands for information and action by various stakeholders.

By way of further explanation, our analytical procedures to evaluate this and the indirect consequence of climate-related business trends includes, among other things, the feedback we receive from our various stakeholders, as well as information we receive from our customers, consumers, shareholders and suppliers. These include:

o	Periodic meetings of our sales and marketing personnel with executives and buyers of our retail customers and distributors;
o	Monitoring of consumer postings on social media platforms (Facebook, Instagram, X, Pinterest etc.) by our social media staff;
o	Review and monitoring of product comments on our retail partners’ websites;
o	Meetings with vendors and suppliers; and
o	Communications with shareholders and industry analysts.

The only climate-related topic that emerged from these extensive and interactive dialogues related to supporting the greenhouse gas emissions reduction goals of our customers. Certain retailer customers have established goals for minimizing their greenhouse gas emissions impacts in their supply chains. When requested by our customers, we have provided our Scope 1 and 2 greenhouse gas emissions data for the purpose of working in a collaborative manner across the consumer supply chain. Our engineering staff’s current estimates indicate that achievement of these customers’ specific goals will not require a material increase in future capital expenditures or operating costs.

●

Please also describe your analyses for your determination that you have not identified any material increase or decrease in demand for your products due to the potential adverse consequences to your reputation resulting from your operations or products that produce material greenhouse gas emissions, and provide support for your determinations of materiality.

Response:

The Company’s analytical procedures which led us to conclude that, to date, we have not experienced a material impact in demand for our products due to the potential adverse consequences to our reputation resulting from our operations or products that produce material greenhouse gas emissions is based primarily on the information feedback received from the stakeholder dialogues noted above. For example, sales and management personnel continually review retail volume changes for our larger customers and, to the extent there are periodic volume increases or decreases, have determined that substantially all correlate with promotional activity by competitors, out of stock conditions, decline in store traffic, or factors not related to product or company reputation.

As noted in our October 12, 2023 letter, Item 1A. of our 2023 Form 10-K identifies “Brand Image,” among other things, as a risk factor that “. . . may tarnish our reputation and brand image and cause consumers to choose other products.” The Company, however, acknowledges that the focus on greenhouse gas emissions is continuing and that stakeholder views are evolving and will therefore continue to monitor the potential for reputational risk and revise disclosures if the situation changes.

We appreciate the Staff’s time and attention to these matters and hope that the foregoing is responsive to the Staff’s comments. Should you have further questions or comments, please feel free to contact the undersigned at (954) 581-0922.

Sincerely,

/s/ George R. Bracken

George R. Bracken

Executive Vice President

National Beverage Corp.

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